UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VENATOR MATERIALS PLC REACHES COMPREHENSIVE AGREEMENT TO ENTER PREPACKAGED CHAPTER 11

Chapter 11 Bankruptcy

On May 14, 2023 (the “Petition Date”), Venator Materials PLC (the “Company” or “Venator”) and certain of its subsidiaries (collectively, the “Debtors” or “Company Parties”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors filed a motion with the Bankruptcy Court requesting procedural consolidation and joint administration of their chapter 11 cases under the caption In re Venator Materials PLC, et al., Case No. 23-90301 (the “Chapter 11 Cases”).

The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. To ensure the Company Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Restructuring on the Company Parties’ customers and employees, the Company Parties filed with the Bankruptcy Court motions seeking a variety of “first-day” relief, including authority to pay employee wages and benefits, and pay vendors and suppliers for all goods and services. In addition, the Company will file with the Bankruptcy Court a motion seeking approval (“Interim DIP Order”) of debtor-in-possession financing in the form of the DIP Facility (as defined and described below).

Restructuring Support Agreement

On May 13, 2023, the Debtors entered into a Restructuring Support Agreement (the “Restructuring Support Agreement” or “RSA”) with certain prepetition creditors (the “Consenting Creditors”). The Consenting Creditors represent holders of an overwhelming majority of the aggregate principal amount of the Company’s funded debt obligations under various debt agreements.

Pursuant to the RSA, the Consenting Creditors have agreed, subject to certain terms and conditions, to support a prepackaged chapter 11 plan (the “Plan”) to implement a comprehensive financial restructuring and recapitalization (the “Recapitalization”) of existing debt of, existing equity interests in, and certain other obligations of the Debtors. The Plan was filed on the Petition Date in the Chapter 11 Cases.

The terms of the Plan and the transactions described therein (the “Recapitalization Transactions”) include, among other things:

●	the execution of a DIP Credit Agreement (as further described below under the section entitled “Debtor-in-Possession Credit Agreement”), which will fund the Company’s operations and the administration of the Chapter 11 Cases;

●	the refinancing of all of the obligations owing under the Company’s asset-backed revolving credit facility (the “ABL Facility”);

●	the equitization of the rest of the Company’s funded debt obligations, including the senior secured term loan facility (the “Term Loan Facility”), the 9.50% senior secured notes due 2025 (the “Senior Secured Notes”) and the 5.75% senior unsecured notes due 2025 (the “Senior Unsecured Notes”);

●	a commitment from the Consenting Creditors to backstop, if deemed necessary and advisable by the Company and the Consenting Creditors, (i) an equity rights offering (the “Rights Offering”) and the issuance of ordinary shares by the Company (as reorganized, “Reorganized Debtor” and together with the reorganized Company Parties, the “Reorganized Debtors”) to the Consenting Creditors pursuant to the Plan on the effective date of the Recapitalization Transactions (the “Plan Effective Date”); and/or (ii) an exit first lien term loan facility, to be entered into on the Plan Effective Date and on terms to be agreed;

●	trade claims will be paid in full in the ordinary course of business during and after the Chapter 11 Cases;

●	following the Plan Effective Date, the Reorganized Debtor will establish a customary management equity incentive plan;

●	on the Plan Effective Date, there will be no recovery for holders of the Company’s existing equity interests (also see below section entitled “Cautionary Note Regarding the Company Parties’ Securities”); and

●	the Plan Effective Date will be reached no later than sixty-five (65) days after the filing of the Chapter 11 Cases.

In accordance with the Restructuring Support Agreement, the Consenting Creditors agreed, among other things, to:

●	support the Recapitalization Transactions and vote and exercise any powers or rights available to it in each case in favor of any matter requiring approval to the extent necessary to implement the Recapitalization Transactions;

●	use commercially reasonable efforts to cooperate with and assist the Company Parties in obtaining additional support for the Recapitalization Transactions from the Company Parties’ other stakeholders;

●	give any notice, order, instruction, or direction to the applicable Agents/Trustee necessary to give effect to the Recapitalization Transactions;

●	negotiate in good faith and use commercially reasonable efforts to execute, deliver, and implement any other necessary agreements that are consistent with the Restructuring Support Agreement to which it is to be a party in a timely manner to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement; and

●	not object to, delay, impede or take any other action, directly or indirectly, that is reasonably likely to interfere with, delay, or impede the acceptance, implementation, or consummation of the Recapitalization Transactions.

In accordance with the Restructuring Supporting Agreement, the Company Parties agreed, among other things, to:

●	support and take all steps reasonably necessary and desirable to consummate the Recapitalization Transactions in accordance with the Restructuring Support Agreement;

●	to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Recapitalization Transactions contemplated by the Restructuring Support Agreement, take all steps reasonably necessary and desirable to address any such impediment;

●	use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Recapitalization Transactions;

●	negotiate in good faith and use commercially reasonable efforts to execute and deliver any required agreements to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement;

●	complete the Recapitalization Transactions in a timely and expeditious manner, and as otherwise required by this Agreement, including compliance with each milestone contained in the Restructuring Support Agreement; and

●	continue to operate the business in the ordinary course and consistent with past practice and in a manner that is consistent with the Restructuring Support Agreement and the business plan of the Company Parties.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events, including the failure to meet specified milestones related to the consummation of the Plan. In addition, the Restructuring Support Agreement shall automatically terminate on the Plan Effective Date once all conditions precedent to the Plan have been satisfied. The foregoing description of the Restructuring Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, including the Plan, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

The Company cannot predict the ultimate outcome of its Chapter 11 Cases at this time or the satisfaction of any of the RSA milestones yet to come. For the duration of the Company’s Chapter 11 Cases, the Company’s operations and ability to develop and execute its business plan are subject to the risks and uncertainties associated with the Chapter 11 process. As a result of these risks and uncertainties, the amount and composition of the Company’s assets, liabilities, officers and/or directors could be significantly different following the outcome of the Chapter 11 Cases. Although the Company Parties intend to pursue the restructuring contemplated by the RSA and Plan, there can be no assurance that the Company Parties will be successful in completing a restructuring or any other similar transaction on the terms set forth in the RSA or the Plan, or at all.

Debtor-in-Possession Credit Agreement

The Restructuring Support Agreement provides that the Company and certain of its subsidiaries (the “DIP Parties”) enter into a DIP Credit Agreement (the “DIP Credit Agreement”) with Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent of the lenders, and the Term Loan Lenders, Senior Secured Noteholders, and Senior Unsecured Noteholders (in each case as defined in the term sheet attached to the Restructuring Support Agreement (the “DIP Term Sheet”) and in each case in its capacity under the DIP Facility, including its registered assigns, the “DIP Lender,” and together the “DIP Lenders”). Subject to the satisfaction of certain customary conditions, including the approval of the Bankruptcy Court of the Interim DIP Order, the DIP Lenders have agreed to provide the DIP Parties with a senior secured super-priority, priming debtor-in-possession credit facility (the “DIP Facility”):

●	$100 million upon the entry of the Interim DIP Order; and

●	$175 million within one (1) business day upon the entry of a final order by the Bankruptcy Court approving the DIP Facility (the “Final DIP Order” and, together with the Interim DIP Order, the “DIP Orders”).

The DIP Facility also provides for the roll-up of the Prepetition ABL Facility (as defined in the DIP Term Sheet) into the DIP Facility.

The DIP Facility is expected to include conditions precedent, representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type and size. The proceeds of all or a portion of the proposed DIP Facility may be used, subject to and upon entry into the DIP Orders, as applicable, (i) for the Debtors’ working capital needs, including to fund the costs of the administration of the Chapter 11 Cases and to pay adequate protection payments as authorized by the Bankruptcy Court in the Interim DIP Order and the Final DIP Order, in each case in a manner consistent with the DIP Budget (as defined in the DIP Term Sheet), (ii) to pay professional fees and expenses, and (iii) to pay obligations arising from or related to the Carve Out (as defined in the Interim DIP Order). The DIP Credit Agreement shall provide for customary chapter 11 maturity triggers, including, the earliest to occur of (i) the date falling four months after the commencement of the Chapter 11 Cases, subject to three one-month extensions at the sole discretion of the Majority Lenders (as defined in the DIP Term Sheet), (ii) the Plan Effective Date, (iii) the date of prepayment in cash in full by the Debtors of all DIP Obligations (as defined in the DIP Term Sheet) and termination of all of the DIP Commitments (as defined in the DIP Term Sheet) in accordance with the terms of the DIP Facility, (iv) the date of termination of the DIP Commitments and acceleration of any outstanding extensions of credit following the occurrence and during the continuance of an Event of Default (as defined in the DIP Term Sheet) under the DIP Facility (subject to any applicable cure or noticing periods set forth in the DIP Orders), and (v) the date upon which the Debtors sell all or substantially all of their assets.

The Interim DIP Order has not been approved at this time. The Company Parties anticipate that the DIP Facility will become effective promptly following entry of the Interim DIP Order by the Bankruptcy Court. The foregoing description of the DIP Facility does not purport to be complete and is qualified in its entirety by reference to the DIP Term Sheet included in the Restructuring Support Agreement, filed as an Exhibit 10.1 to this Report on Form 6-K.

The Plan provides that, on the Plan Effective Date, the Reorganized Debtors will enter into the Exit ABL Facility (as defined in the DIP Term Sheet) and may enter into an exit term loan facility (the “Exit Term Loan Facility”), if the Required Consenting Creditors (as defined in the Restructuring Support Agreement) and the Company agree that such Exit Term Loan Facility is necessary and advisable, each on the terms set forth in the exit financing documents (the “Exit Financing Documents”). Upon confirmation of the Plan, the Exit ABL Facilities and the Exit Financing Documents, as applicable, will be deemed approved, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, expenses, and other payments provided for therein and authorization of the Reorganized Debtors to enter into and execute the Exit Financing Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facilities.

Disclosure Statement

Pursuant to the Restructuring Support Agreement, the Company commenced the solicitation of votes on the Plan (the “Solicitation”) on May 14, 2023. In connection with the Solicitation, the Plan and a disclosure statement related thereto (the “Disclosure Statement”) was distributed to certain creditors of the Company that are entitled to vote under the Plan. This Report on Form 6-K does not constitute an offer to sell or buy, nor the solicitation of an offer to sell or buy, any securities referred to herein, nor is this Report on Form 6-K a solicitation of consents to or votes to accept the Plan. Any solicitation or offer will only be made pursuant to the Disclosure Statement and only to such persons and in such jurisdictions as is permitted under applicable law. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Disclosure Statement, a copy of which is furnished as Exhibit 99.1.

Defaults Resulting from Commencement of Chapter 11 Cases

The filing of the Chapter 11 Cases constituted an event of default that accelerated substantially all of Venator’s debt obligations, including the ABL Facility, the Term Loan Facility, the Senior Secured Notes and the Senior Unsecured Notes. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Company Parties’ property. Therefore, subject to certain exceptions, any efforts to enforce payment obligations under the Company’s debt obligations are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights of enforcement in respect of the Company’s debt obligations are subject to the applicable provisions of the Bankruptcy Code. Notwithstanding the general application of the automatic stay described above, governmental authorities may determine to continue actions brought under their police and regulatory powers.

Press Release

A copy of the press release, dated May 15, 2023, issued by the Company and announcing the prepackaged agreement to file the Chapter 11 Cases, is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Additional Information on the Chapter 11 Cases

Court filings and information about the Chapter 11 Cases can be found at a website maintained by the Company Parties’ proposed claims, noticing and solicitation agent, Epiq Corporate Restructuring, LLC, at https://dm.epiq11.com/venator

NYSE Delisting Notice

The Company expects to receive a notice from the New York Stock Exchange (the “NYSE”) that the Company’s ordinary shares are no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D as a result of the Chapter 11 Cases. If the Company receives such notice, the Company does not intend to appeal the NYSE’s determination and, therefore, it is expected that its ordinary shares will be delisted and trade in the over-the-counter marketplace during the pendency of the Chapter 11 Cases. The delisting of the ordinary shares would not affect the Company’s operations or business and does not presently change its reporting requirements under the rules of the SEC.

Cleansing Materials

From time to time, the Company has been engaged in discussions with potential investors and certain holders of, or investment managers for funds holding, securities of the Company with respect to potential deleveraging or restructuring transactions, including the Recapitalization Transactions. The Company entered into confidentiality agreements (the “NDAs”) with such parties (the “NDA Parties”) in connection therewith. Pursuant to the terms of the NDAs, the Company agreed to publicly disclose certain confidential information regarding the Company provided to the NDA Parties pursuant to the NDAs (the “Cleansing Materials”) upon the occurrence of certain events.

The below considerations (“Cautionary Note Information Regarding Projections in the Cleansing Materials”, “Use of Non-GAAP (Adjusted) Financial Measures in the Cleansing Materials” and “Cautionary Note Regarding Forward-Looking Statements”) should be taken into account in reviewing the Cleansing Materials, which were prepared as of an earlier date.  The descriptions in this Report on Form 6-K of the Cleansing Materials do not purport to be complete and are qualified in their entirety by reference to the complete presentation of the Cleansing Materials furnished herewith as Exhibit 99.2.

Cautionary Note Information Regarding Projections in the Cleansing Materials

The Cleansing Materials contain discussion materials related to the general economic conditions on the financial condition and results of operations of the Company, including certain financial projections. The Cleansing Materials are based solely on information available to the Company as of the date of the Cleansing Materials and, therefore, the projections included therein may differ from actual results and such differences may be material. Any financial projections or forecasts included in the Cleansing Materials were not prepared with a view toward public disclosure or compliance with the published guidelines of the U.S. Securities and Exchange Commission (the “SEC”) or any guidelines established by the American Institute of Certified Public Accountants for the presentation and preparation of “prospective financial information.” The projections were prepared for the internal use of the Company and were provided pursuant to the NDAs for the limited purpose of providing information in connection with the Company’s discussions about one or more potential financings, refinancings, recapitalizations, reorganizations, restructurings or investment transactions involving the Company. The projections do not purport to present the financial condition of the Company in accordance with U.S. GAAP or any other accounting standards. The Company generally does not publicly disclose detailed prospective financial information. The projections have been prepared by and are the responsibility of the Company’s management. The Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and, accordingly, do not express an opinion or any other form of assurance with respect to the projections. The inclusion of the projections should not be regarded as an indication that the Company or any other person considered, or now consider, the projections to be a reliable prediction of future events, and does not constitute an admission or representation by any person that the expectations, beliefs, opinions, and assumptions that underlie such forecasts remain the same following the date of this Report on Form 6-K, and readers are cautioned not to place undue reliance on the prospective financial information.

The estimates and assumptions underlying the projections are subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and may not prove to be accurate. The assumptions underlying the projections have not been realized as of the date hereof. The projections also do not reflect future changes in general business or economic conditions, or any other transaction or event that may occur and that was not anticipated at the time this information was prepared. The projections are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the projections will be achieved. The projections are forward-looking in nature. Further, the projections relate to multiple future years and such information by its nature becomes less predictive with each succeeding day. Accordingly, the Company cannot provide any assurance that the projections will be realized; actual future financial results will vary from such forward-looking information and may vary materially.

Use of Non-GAAP (Adjusted) Financial Measures in the Cleansing Materials

The information furnished in the Cleansing Materials includes non-GAAP financial measures that differ from measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

The Company’s management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expense/credits; (b) separation gain/expense; (c) loss/gain on disposition of businesses/assets; (d) certain legal expenses/settlements; (e) amortization of pension and postretirement actuarial losses/gains; (f) net plant incident costs/credits; and (g) restructuring, impairment, and plant closing and transition costs/credits. The Company believes that net income is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to adjusted EBITDA. The Company believes adjusted EBITDA is useful to investors in assessing its ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Nevertheless, the Company’s management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. The Company’s management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone. In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, the Company believes it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income/loss attributable to Venator ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/credits; (b) separation gain/expense; (c) loss/gain on disposition of businesses/assets; (d) certain legal expenses/settlements; (e) amortization of pension and postretirement actuarial losses/gains; (f) net plant incident costs/credits; and (g) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net (loss) income per share excludes dilution and is computed by dividing adjusted net (loss) income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities. Adjusted diluted net loss per share does not include dilution as this would have an anti-dilutive effect in periods where the Company reports adjusted net loss. Adjusted net income/loss and adjusted net income/loss per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist the Company’s investors in comparing the Company’s performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income/loss and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

Income tax expense is adjusted by the amount of additional tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of the Company’s tax liability, taking into consideration the Company’s tax structure. The Company used a normalized effective tax rate of 35% in 2022, and it estimates an effective tax rate of 25% in 2023, which reflects the weighted average tax rate applicable under the various jurisdictions in which the Company operates. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates. The Company eliminates the effect of significant changes to income tax valuation allowances from its presentation of adjusted net income to allow investors to better compare its ongoing financial performance from period to period. The Company does not adjust for insignificant changes in tax valuation allowances because it does not believe it provides more meaningful information than is provided under GAAP. The Company believes that its revised approach enables a clearer understanding of the long-term impact of its tax structure on post tax earnings.

The Company does not provide a forward-looking reconciliation of certain forward-looking, non-GAAP metrics as the amount and significance of special items required to develop meaningful comparable GAAP financial measures cannot be estimated at this time without unreasonable efforts. These special items could be meaningful.

Cautionary Note Regarding the Company Parties’ Securities

The Company Parties caution that trading in their securities, including the ordinary shares, during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company Parties’ securities may bear little or no relationship to the actual recovery, if any, by holders of the Company Parties’ securities in the Chapter 11 Cases. In particular, the Company expects that, based on the terms of the Restructuring Support Agreement and the Plan, its equity holders will experience a complete loss on their investment.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” related to future events. Forward-looking statements contain words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target.” Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, without limitation, statements regarding: Venator’s ability to continue as a going concern; the effects of the Restructuring Support Agreement between Venator and its lenders and noteholders, including Venator’s ability to reduce its debt, strengthen its balance sheet and facilitate an infusion of new capital; the effect of the bankruptcy process under chapter 11 of the Bankruptcy Code (the “Chapter 11 process”) on the implementation of the Recapitalization Transactions and the interests of various constituents, including the holders of its ordinary shares; the length of time and the ability to successfully complete the Recapitalization and the Recapitalization Transactions contemplated thereby, including a restructuring or cancellation for no consideration of its existing debt, existing equity interests, and certain other obligations; the ability of Venator to continue to operate in the ordinary course of business while the Recapitalization and Chapter 11 process are pending and without disruptions to relationships with suppliers, customers, employees and other third parties and regulatory authorities; potential adverse effects of the Recapitalization and Chapter 11 process on Venator’s liquidity, results of operations or business prospectus; the availability of sufficient liquidity or operating capital during the pendency of the Chapter 11 process; Venator’s expected position and ability to improve long-term capital structure and address its debt service obligations following the completion of the Restructuring and Chapter 11 process; Venator’s ability to maintain the listing of its ordinary shares on the New York Stock Exchange (the “NYSE”) or another stock exchange during or following the Chapter 11 process; Venator’s ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in connection with the Chapter 11 process; the risks associated with third party motions during the Chapter 11 process and objections to Venator’s Recapitalization or other pleadings filed that could protract the Chapter 11 process or prevent the consummation of the Recapitalization Transactions or an alternative Recapitalization; the volatility in the price of Venator’s ordinary shares, including as a result of the Recapitalization Transactions, the Chapter 11 process or any over-the-counter marketplace trading; increased administrative and legal costs related to the Recapitalization Transactions and the Chapter 11 process; litigation and inherent risks involved in a Recapitalization or bankruptcy process Venator’s potential need to continue to engage with shareholders and debtholders with respect to Venator’s capital structure and the Recapitalization Transactions; Venator’s potential need to seek additional strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying its business activities, by initiating reductions in force, by selling assets, by Recapitalization, refinancing, purchasing, repaying or otherwise retiring its outstanding debt; Venator’s ability to remain compliant with all covenants in its existing or new debt; employee attrition and Venator’s ability to retain senior management and other key personnel due to the distractions and uncertainties in connection with the Recapitalization Transactions; Venator’s ability to comply with the restrictions imposed by the terms and conditions of any new money, debtor in possession or other financing arrangements; and other factors discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and any subsequent documents filed or to be filed with the SEC.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors, many of which are beyond Venator’s control. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described from time to time in the documents that Venator files with the SEC. The risk factors and other factors noted therein could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.

Exhibits

The information furnished in this Report on Form 6-K under “Disclosure Statement,” “Press Release,” “Additional Information on the Chapter 11 Cases” and “Cleansing Materials”, the Disclosure Statement attached hereto as Exhibit 99.1, the press release attached hereto as Exhibit 99.2 and the Cleansing Materials attached hereto as Exhibit 99.3 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Numbers	Descriptions of Exhibits
10.1	Restructuring Support Agreement, dated May 13, 2023, by and among the Company Parties and the Consenting Creditors.
99.1	Disclosure Statement relating to the joint prepackaged plan of reorganization of the Company Parties pursuant to Chapter 11 of the Bankruptcy Code.
99.2	Press Release, dated May 15, 2023, regarding Venator’s filing of Chapter 11.
99.3	Cleansing Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Tile: Assistant Secretary

Dated: May 15, 2023